Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2016 FOURTH QUARTER AND FULL-YEAR FINANCIAL
RESULTS FRIDAY, FEBRUARY 3, 2017 AT 11:00 AM (ET)

Brookfield News, January 3, 2017 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2016 fourth quarter and full-year financial results will be released prior to the market open on Friday, February 3, 2017. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, February 3 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, http://bpy.brookfield.com before the market open on February 3, 2017.

To participate in the conference call, please dial toll free 844-358-9182 or toll 478-219-0399, passcode: 46332929, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at http://bpy.brookfield.com.

A replay of this call can be accessed through February 10, 2017 by dialing toll free 855-859-2056 or toll 404-537-3406, passcode: 46332929. A replay of the webcast will be available at http://bpy.brookfield.com.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com